Exhibit 4.1

Incorporated in the Cayman Islands

Cango Inc.

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value
	Class A Ordinary	USD 0.0001
Date of Record	Certificate Number	% Paid

The above shares are subject to the Memorandum and Articles of Association of the Company and transferrable in accordance therewith.

Director